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Companhia Brasileira de Distribuição (CBD)
Sales Performance – January 2005

São Paulo, Brazil, February 15, 2005 — A Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (preferred shares)], announces its sales performance in January 2005 (preliminary and unaudited). Information is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

Gross sales in January 2005 totalled R$1,275.9 million and net sales reached R$1,056.8 million, a 23.0% and 20.0% growth, respectively, compared to the same period of the previous year. The difference between gross and net sales growth rates arises from the increase of COFINS (tax for social security financing) rate that took place in February 2004.

Same store sales in nominal terms reached a 10.0% growth compared to January 2004. This performance resulted from a balance between the growth in the average ticket and in the number of clients.

Non-food products same store sales grew by 20.2%, whilst foot products grew by 7.1%.

Once again the CompreBem and Extra business units registered the best performance within the Company, with same store sales growth above the overall Company's average.

Same store sales continued to grow in real terms (deflated by IPCA), increasing by 2.3% in the period and confirming the upward trend observed in the previous months.